

07006004

COMMISSION
)549

BB 3/28

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SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2007
WASH., D.C.
210

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52468

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen & Company Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 Arch St. 17th Floor
(No. and Street)

Philadelphia (City) PA (State) 19104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sean O. Forrester (215) 701 9628
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street Suite 3100 Philadelphia PA 19103
(Address) (City) (State) (Zip Code)

PROCESSED
APR 03 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/30

OATH OR AFFIRMATION

I, Michael Shenkman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen & Company Securities, LLC, as of February 28th, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PENNSYLVANIA
NOTARIAL SEAL
... EVERNGHAM, Notary Public
Philadelphia, Phila. County
My Commission Expires March 14, 2009

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COHEN & COMPANY SECURITIES, LLC

(A MAJORITY OWNED SUBSIDIARY OF COHEN BROTHERS, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2006

TABLE OF CONTENTS

Report of Independent Certified Public Accountants

Board of Managers
Cohen & Company Securities, LLC

We have audited the accompanying statement of financial condition of Cohen & Company Securities, LLC (a majority owned subsidiary of Cohen Brothers, LLC) (the Company), as of December 31, 2006, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cohen & Company, LLC, as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 13 and 14 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2007

COHEN & COMPANY SECURITIES, LLC

(a majority owned subsidiary of Cohen Brothers, LLC)

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	24,772,781
Deposits with clearing brokers		205,473
Receivables		2,897,378
Receivables under resale agreements		4,960,000
Investments - trading		18,090,528
Investments - available for sale		61,888
Other assets		43,000
Total assets	$	51,031,048
Liabilities and Members' Equity		
Liabilities		
Accounts payable and other accrued liabilities	$	593,329
Accrued compensation		56,000
Due to related parties		1,257,774
Securities sold under agreement to repurchase		15,590,415
Total liabilities		17,497,518
Commitments (footnote 10)		
Members' equity		
Members' capital		33,548,891
Accumulated other comprehensive loss		(15,361)
Total members' equity		33,533,530
Total liabilities and members' equity	$	51,031,048

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a majority owned subsidiary of Cohen Brothers, LLC)

Statement of Income

For the Year Ended December 31, 2006

Revenues	
CDO structuring	$ 63,555,359
Principal transactions	3,761,956
Other income	853,920
Total revenues	68,171,235
Operating expenses	
CDO structuring costs	27,763,766
Compensation and benefits	18,213,142
Business development, occupancy, and equipment	1,347,614
Professional services, management fees, and other operating	1,511,900
Corporate overhead allocation	4,397,418
Total operating expenses	53,233,840
Net income	$ 14,937,395

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC
(a majority owned subsidiary of Cohen Brothers, LLC)
Statement of Changes in Members' Equity
For the Year Ended Decemeber 31, 2006

	Members' capital	Accumulated other comprehensive loss	Total	Comprehensive income / (loss)
Balance at December 31, 2005	$ 18,611,496	$ -	$ 18,611,496	$ -
Net income	14,937,395		14,937,395	14,937,395
Unrealized loss on securities		(15,361)	(15,361)	(15,361)
Balance at December 31, 2006	$ 33,548,891	$ (15,361)	$ 33,533,530	$ 14,922,034

See accompanying notes to the financial statements

COHEN & COMPANY SECURITIES, LLC

(a majority owned subsidiary of Cohen Brothers, LLC)

Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities		
Net income	$	14,937,395
Adjustment to reconcile net income to net cash provided by operating activities		
Unrealized gain on investments-trading		(24,901)
Changes in operating assets and liabilities:		
Increase in deposits with clearing brokers		(3,085)
Increase in receivables		(2,266,449)
Increase in receivables under resale agreements		(130,000)
Purchases and sales of investments-trading,net		(4,463,558)
Decrease in accounts payable and accrued expense		(4,779,944)
Decrease in accrued compensation		(637,750)
Decrease in securities sold, not yet purchased		(4,868,102)
Increase in due to related parties		8,242,716
Increase in securities sold under agreement to repurchase		6,215,843
Net cash provided by operating activities		12,222,165
Cash flows used in investing activities		
Purchases of investments-available for sale		(77,249)
Net cash used in investing activities		(77,249)
Net increase in cash		12,144,916
Cash and cash equivalents at the beginning of the year		12,627,865
Cash and cash equivalents at the end of the year	$	24,772,781

See accompanying notes to the financial statements

1. COMPANY AND FORMATION

Cohen & Company Securities, LLC (the "Company") is a securities broker-dealer, which comprises several classes of service, including securities brokerage and investment banking. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation.

The Company is a majority owned subsidiary of Cohen Brothers, LLC (the "Parent Company"). The Company earns fees in its capacity as an underwriter or placement agent for the collateralized debt obligations ("CDO") that the Parent Company sponsors and as an originator of a significant portion of the collateral securities owned by the CDO.

A CDO is a form of structured financing whereby a diverse pool of fixed income assets is transferred to a special purpose entity to serve as collateral for multiple classes of debt and equity securities issued by the entity. The cash flows of the collateral pool are used to service the payments on the CDO debt and equity securities (CDO Securities).

In addition, the Company serves as a market-maker for CDO Securities (Parent Company-sponsored and third party) and will experience trading gains and losses.

In August 2006, Cohen & Company, Securities, LLC changed its name from Cohen Bros. & Company, LLC.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. *Use of Estimates*

The preparation of financial statements in conformity with US GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. *Cash & Cash Equivalents*

Cash and cash equivalents consist of cash and short term, highly liquid investments that have maturities of three months or less. Most cash and cash equivalents are in the form of short term investments and are not held in federally insured bank accounts.

C. *Deposits with Clearing Brokers*

Deposits with clearing brokers consist of funds deposited with Mesirow Financial, Inc. and RBC Dain Rauscher, Inc., the Company's clearing brokers, to support the Company's securities trading activities.

D. *Investments*

The Company accounts for its investment securities in accordance with Statement of Financial Accounting Standards ("SFAS") No.115, *Accounting for Certain Investments in Debt and Equity Securities* ('SFAS 115'). This statement requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased or otherwise acquired.

The Company had no securities classified as held to maturity. Securities classified as trading or available for sale are recorded at fair value. The determination of fair value is based on independent market quotations or, when such quotations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Unrealized and realized gains and losses on securities classified as trading are recorded in principal transactions in the statement of income. Unrealized and realized gains and losses on securities classified as available for sale are recorded in the accumulated other comprehensive loss component of members' equity in the statement of financial condition. When a security classified as available for sale is sold, the resulting gain or loss is reclassified from the other accumulated comprehensive income component of members' equity to principal transactions in the statement of income. Periodically, the Company reviews the carrying value of its available for sale securities. If it deems an unrealized loss to be other than temporary, it will record the impairment in the statement of income in principal transactions.

The Company classifies any securities that are bought and held principally for the purpose of selling them in the near term as trading securities. In some cases, these investments may also include CDO Securities.

E. *Collateralized Securities Transactions*

Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") or sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts plus accrued interest. Resulting interest income and expense are generally included in principal transactions in the statement of income.

In the case of reverse repurchase agreements, the Company generally takes possession of securities with a market value in excess of the principal amount loaned plus accrued interest. Likewise, in the case of repurchase agreements, the Company is required to provide the counterparty with securities in excess of the principal amount loaned plus accrued interest to collateralize the agreement.

In certain cases, a repurchase agreement and a reverse repurchase agreement may be entered into with the same counterparty. If certain requirements are met, *FIN 41: Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* ('Fin 41'), allows (but does not require) the reporting entity to net the asset and liability on the balance sheet. It is the Company's policy to present the assets and liabilities on a gross basis even if the conditions described in Fin 41 are met.

F. *Revenue Recognition*

CDO Structuring: CDO structuring revenue includes: (i) origination fees for assets that are purchased or originated, with the ultimate purpose of inclusion in a CDO sponsored by the Parent Company; (ii) placement fees for the sale of CDO Securities; and (iii) structuring fees associated with identifying and implementing the optimal CDO security structure. Placement and structuring fees are recognized as revenue when the CDO closes and is funded. Origination fees are recognized when the assets are acquired. In some cases, the Company will utilize third party professionals to assist in the origination process. In that case, the Company records the cost of the third party services in CDO structuring expense and the revenue included in CDO structuring revenue.

Principal transactions: Principal transactions represent gains and losses (both unrealized and realized) recognized on securities and other inventory positions owned; securities and other inventory positions pledged as collateral; and securities and other inventory positions sold, but not yet purchased. These are recognized on a trade date basis. The securities and other inventory positions are valued at fair value. The determination of fair value is based on independent market quotations or, when such quotations are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Principal transactions also include interest income and expense from collateralized securities transactions as well as interest income earned on investments classified as trading.

Other income: Other income includes commissions and investment banking. Commission revenues include fees earned from executing client transactions in listed securities and are recognized on a trade date basis.

G. *Corporate Overhead Allocation*

The Parent Company allocates certain indirect expenses to the Company.

H. *Other Comprehensive Loss*

The Company reports all changes in comprehensive loss in the statement of changes in members' capital. Comprehensive loss includes net income and unrealized losses on securities classified as available for sale.

4. RECEIVABLES

Receivables at December 31, 2006 consists of:

RECEIVABLES		
Origination fees receivable	$	1,862,637
Structuring fees receivable		500,000
Receivable from clearing brokers		102,345
Accrued interest receivable		125,152
Reimbursable CDO costs		307,244
	$	2,897,378

Structuring fees receivable, origination fees receivable, and receivable from clearing brokers are of a routine and short term nature. Reimbursable CDO costs represent various fees paid by the Company that will be reimbursed at the closing of a CDO. Accrued interest receivable represents interest accrued on the Company's investment securities.

5. INVESTMENTS

The Company classifies its investments into three categories: held to maturity, available for sale, and trading according to SFAS 115. As of December 31, 2006 the Company had no securities classified as held to maturity. The following represents the detail of securities classified as available for sale:

AVAILABLE FOR SALE	Cost	Gains	Losses	Fair Value
Public equity securities	$ 77,249	$ -	$ (15,361)	$ 61,888
	$ 77,249	$ -	$ (15,361)	$ 61,888

As of December 31, 2006, the Company has recorded an $15,361 unrealized net loss on its investments classified as available for sale. The Company generally values the securities by obtaining independent market quotations.

The Company exercises its judgment in determining whether an investment security has sustained an other-than-temporary decline in value. The Company's evaluation is dependent upon the specific facts and circumstances of each investment. The Company considers the size of the decline relative to the amortized cost of the security, the length of time that security's fair value has been below its amortized cost, the financial condition of the issuer, and the Company's intention and ability to hold the investment for a sufficient period of time to allow for recovery of the amortized cost of its investment.

The Company has not recognized an other than temporary impairment on any investment classified as available for sale during the year ended December 31, 2006. In addition, the Company has not sold any investment classified as available for sale during the year ended December 31, 2006.

The following table provides information regarding investments classified as trading:

TRADING			
	Cost	Carrying Value	Unrealized Gain / (Loss)
CDO Securities	$ 18,065,627	$ 18,090,528	$ 24,901
	$ 18,065,627	$ 18,090,528	$ 24,901

All of the investments classified as trading were pledged as collateral under securities financing transactions (repurchase agreements) as of December 31, 2006 (See note 12).

6. RETIREMENT PLAN

The Parent Company maintains a 401(k) savings plan covering substantially all of its employees allocated to the Company. Under the plan, the Company matches 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan were $56,071 for the year ended December 31, 2006.

7. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes. However, it is subject to income taxes in two local jurisdictions: Philadelphia and New York City. Per an expense sharing agreement with the Parent Company, the local income taxes due in New York City and Philadelphia are the responsibility of the Parent Company and are passed through to the Company as part of the corporate overhead allocation.

8. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $1,166,501 as of December 31, 2006. As of December 31, 2006 the Company's net capital was $23,439,632 which exceeds the minimum requirements by $22,273,131.

9. RESERVE REQUIREMENTS

As of December 31, the Company was not subject to the reserve requirements under rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under rule 15c3-3(k)(2)(ii). The broker-dealer subsidiary does not carry securities accounts for its customers or perform custodial functions relating to customer securities.

10. COMMITMENTS

The Company has an agreement with Mesirow Financial, Inc. whereby Mesirow Financial, Inc. acts as the clearing broker for the Company. Under this agreement, the Company is required to maintain a $100,000 deposit throughout the life of the contract.

Beginning in September 2005, the Company entered into an agreement with RBC Dain Rauscher, Inc. whereby RBC Dain Rausher, Inc. acts as clearing broker for the Company. Under this agreement, the Company is required to maintain a $100,000 deposit throughout the life of the contract and pay a termination fee of approximately $10,000 per month for each remaining month of the initial term of agreement. The initial term of agreement is thirty-six months from the execution date of the agreement.

11. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the years ended December 31, 2006. The transactions are listed by related party.

A. The Parent Company

During January 2006, the Company sold its fixed assets to the Parent Company at net book value. This transaction resulted in no gain or loss on the sale. This was treated as a non-cash transaction in the statement of cash flows.

The Company entered into expense sharing agreement with the Parent Company in 2006. Under the agreement, the Parent Company will allocate expenses that indirectly benefit all subsidiaries of the Parent Company based on the number of employees per subsidiaries. The Company incurred expense of $4,397,418 in 2006 under this arrangement.

As of December 31, 2006, the Company had net amounts due to the Parent Company of $1,257,774 which represented the entire amount included as due to related parties in the Company's statement of financial condition.

B. The Bancorp, Inc.

The Bancorp, Inc. (TBBK) is identified as a related party because its chairman is the chairman of the Parent Company. TBBK maintains deposits for the Company in the amount of $1,002,551 as of December 31, 2006.

C. Alesco Financial, Inc. (AFI)

AFI is a publicly traded real estate investment trust ("REIT"). It has been identified as a related party because: (i) the Parent Company's chairman is also the chairman of AFI and (ii) the Parent Company's chief operating officer is also the CEO and a director of AFI. AFI purchases a significant quantity of CDO Securities in Company-sponsored CDOs. During 2006, AFI has purchased approximately $270,000,000 in CDO securities for Company sponsored CDOs. The Company does not charge placement fees on CDO securities purchased by AFI.

D. RAIT Financial Trust ("RAIT")

RAIT is a publicly traded REIT. It has been identified as a related party because (1) the CEO of RAIT is also the chairman and the principal of the majority member of the Company; (2) the chairperson of RAIT is the mother of the chairman and the principal of the majority member of the Company. The Company provided certain brokerage services to RAIT and earned commissions of $13,000 during 2006.

E. Other

The Company provided certain brokerage services to employees of the Parent Company and earned commissions of $675 during 2006. Also, the Company provided brokerage services to Financial Securities Fund and earned commissions of $4,437. Financial Securities Fund is a partially owned equity method investee of the Parent Company.

12. CONCENTRATION OF RISK

The Company's investments classified as trading at December 31, 2006 were investments consisting of investments that were obligations of five CDOs:

DETAIL OF INVESTMENTS CLASSIFIED AS TRADING

CDO Issuer	Maturity	Carrying Value	Percentage of Total
Libertas 2	12/5/2043	$ 2,920,902	16.1%
Alesco 11	12/23/2036	995,000	5.5%
Alesco 12	7/15/2037	5,996,250	33.1%
Taberna 2	11/5/2035	5,689,313	31.5%
Taberna 3	2/5/2036	2,489,063	13.8%
		$ 18,090,528	100.0%

Defaults of any individual issuer would have a material negative impact and result in significant loss to the Company.

Cohen & Company Securities, LLC
(a majority owned subsidiary of Cohen Brothers, LLC)
SUPPLEMENTAL INFORMATION
December 31, 2006

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net Capital Calculation

Net Capital	
Members' Capital	$ 33,533,530
Deductions	
Non allowable assets	
Receivables	2,795,033
Receivables under resale agreements	4,960,000
Other assets	43,000
Haircuts on investments	1,784,238
Undue concentration	511,627
Total Deductions	10,093,898
Net Capital	23,439,632
Minimum net capital required	1,166,501
Excess net capital	22,273,131
Aggregate indebtedness	$ 17,497,518
Ratio of aggregate indebtedness to net capital	74.6%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5(d) Part IIA filing.

Cohen & Company Securities, LLC
(a majority owned subsidiary of Cohen Brothers, LLC)
SUPPLEMENTAL INFORMATION
December 31, 2006

Computation for Determination of Reserve Requirements Under Rule 15c3-3
of the Securities and Exchange Commission

As of December 31, 2006, the Company is not subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Independent Auditors' Supplementary Report on Internal Control

Cohen & Company Securities, LLC

(a majority owned subsidiary of Cohen Brothers, LLC)

December 31, 2006

Grant Thornton

Accountants and Business Advisors

Independent Auditors' Supplementary Report on Internal Control

Board of Managers,
Cohen & Company Securities, LLC

In planning and performing our audit of the financial statements of Cohen & Company Securities, LLC (a majority owned subsidiary of Cohen Brothers, LLC) (the Company), as of and for the year ended December 31, 2006 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 . Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) making quarterly securities examinations, counts, verifications and comparisons 2) recordation of differences required by rule 17a-13, and 3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP). Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2001 Market Street, Suite 3100
Two Commerce Square
Philadelphia, PA 19103
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects a company's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company's financial statements that is more than inconsequential will not be prevented or detected by the company's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by an entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 28, 2007


END